

March 31, 2017

Via E-mail
Rodney C. Sacks
Chief Executive Officer
Monster Beverage Corporation
1 Monster Way
Corona, CA 92879

     **Re: Monster Beverage Corporation
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed March 1, 2017
             File No. 001-18761**

Dear Mr. Sacks:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Cost of Sales, page 84

1. Please disclose, if true, that you allocate a portion of your payroll costs and depreciation and amortization to cost of sales. If such an allocation is not made, please tell us why not. Refer to ASC 330-10-30-1 through 30-8.

Recent Accounting Pronouncements, page 87

2. You state that you are in the process of evaluating the impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements.

Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

Exhibit 23

3. Please make arrangements with your auditors to obtain a new consent referencing their March 1, 2017 reports appearing in this Form 10-K, as opposed to the February 29, 2016 reports currently mentioned. Please file the new consent in a manner that results in its inclusion or incorporation by reference into the filings to which the consent relates.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at (202) 551-3774 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining